

August 14, 2015

Via E-mail
Mr. Tim Hunt
Chief Executive Officer
Hunt Mining Corp.
23800 East Appleway Ave.
Liberty Lake, WA 99019

> **Re: Hunt Mining Corp.**
> **Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed August 6, 2015**
> **Response dated August 5, 2015**
> **File No. 333-182072**

Dear Mr. Hunt:

We have reviewed your August 5, 2015 response to our comment letter and amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2014

General

1. In future amendments, please confirm that you will include an explanatory note immediately following the cover of your filing summarizing the changes made and the circumstances precipitating the amendment.

B. Liquidity and Capital Resources, page 31

2.   We note your response to prior comment 5. However, you have neither revised your disclosures nor provided us a sample of your proposed disclosures. Accordingly, we are reissuing our prior comment. Please expand your disclosures in future filings to include the following:

- a description of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity;

- a statement that, in your opinion, the working capital is sufficient for your present requirements, or, if not, how your propose to provide the additional working capital needed;

- an evaluation of the sources and amounts of your cash flows, including the nature and extent of any legal or economic restrictions on the ability to transfer funds from and between your subsidiaries; and,

- information regarding your material commitments for capital expenditures as of year-end, indication of the general purpose of such commitments, and the anticipated sources of funds needed to fulfill such commitments.

Refer to Item 5B and the Instructions to Item 5 of Form 20-F. Please either include these disclosures in your next amendment, or provide us a sample in your response of the disclosures you intend to include in future filings.

Management's Annual Report on Internal Control over Financial Reporting, page 56

3.   We note your response to our prior comment 6 does not fully address the comment. Accordingly, we are reissuing our prior comment. We note your Management´s Annual Report on Internal Control over Financial Reporting does not identify the version of the Internal Control - Integrated Framework that was used to perform your assessment of your internal control over financial reporting. In your response, please tell us the framework you used - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment of your internal control over financial reporting.

Signatures, page 61

4.   We note your Form 20-F/A filed on August 6, 2015 is signed and dated as of April 30, 2015. Please file an amended Form 20-F that is currently signed and dated.

Exhibits 12 and 13 – Certifications

5.   We note you have not included the required Sections 302 and 906 certifications in this amendment. Please note that any amendment to the filing must include the currently signed and dated certifications as required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. Please amend your filing to include the updated Sections 302 and 906 certifications.

Exhibit 16.1

6.   The letter from your former auditor included as Exhibit 16.1 to your amended Form 20-F filed August 6, 2015 references your filing dated April 30, 2015. Please obtain a new letter from your former auditor that references your next amended filing, and include this letter as an exhibit with your next amendment.

        You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Craig Arakawa for

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining